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Exhibit 11

WADDELL & REED FINANCIAL, INC.
COMPUTATION OF EARNINGS PER SHARE

	2003	2002	2001
	(in thousands except for per share data)
Net income	$54,265	$87,425	$107,167
Basic weighted average shares outstanding	81,275	80,382	80,592

Diluted weighted average shares outstanding	82,590	81,874	83,423

Basic net income per share	$0.67	$1.09	$1.33
Diluted net income per share	$0.66	$1.07	$1.28

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  Exhibit 11
WADDELL & REED FINANCIAL, INC. COMPUTATION OF EARNINGS PER SHARE